SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                NTS PROPERTIES V, a Maryland Limited Partnership
                                (Name of Issuer)

                                    62942E308
                                 (CUSIP Number)

                               BKK Financial, Inc.
                               c/o John W. Hampton
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                               September 30, 1996
             (Date of Event which Requires of filing the Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:    [   ]

                                                          Page 1 of 5 pages



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CUSIP NO.  (62942E308)                                      Page 2 of 5 pages
--------------------------------------------------------------------------------


 1)Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

   31-1868440

--------------------------------------------------------------------------------


 2)Check Appropriate Box if a Member of a Group (See Instructions)

   (a)   [   ]

   (b)   [   ]

--------------------------------------------------------------------------------


 3)SEC Use Only
--------------------------------------------------------------------------------

 4)Source of Funds                    OO

--------------------------------------------------------------------------------


 5)Check if Disclosure of Legal Proceedings is required Pursuant to items 2(d)
   or 2(e)    [   ]

--------------------------------------------------------------------------------

 6)Citizenship or Place of Organization: Indiana
--------------------------------------------------------------------------------



Number of Shares       (7) Sole Voting Power           1,879
                        ------------------------------------
Beneficially Owned     (8) Shared Voting Power             0
                        ------------------------------------
by Each Reporting      (9) Sole Dispositive Power      1,879
                        ------------------------------------
Person With           (10) Shared Dispositive Power        0



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CUSIP NO.  (62942E308)                       Page 3 of 5 pages


11)      Aggregate Amount Beneficially Owned by Each Reporting Person:  1,879

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
         [    ]

13)      Percent of Class Represented by Amount in Row (11):    5.2 %

14)      Type of Reporting Person   (See Instructions): CO




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CUSIP NO.  (62942E308)                          Page 4 of 5 pages


ITEM 1.           SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is Limited Partnership Interests (Units), of NTS-Properties V, a Maryland Limited Partnership (the "Issuer").

         The name and address of the principal executive offices of the Issuer are:

         NTS-Properties V, a Maryland Limited Partnership
         10172 Linn Station Road
         Louisville, Kentucky 40223

ITEM 2.           IDENTITY AND BACKGROUND.

         a.       Name:                        BKK Financial, Inc.

         b.       Business and Principal       2810 Willow Lake Drive
                       Office Address:         Indianapolis, Indiana 46268-4251

         c. BKK Financial, Inc. is an S Corporation under the Internal Revenue Code.

         d. During the last five years, BKK Financial, Inc. was not convicted in a criminal proceeding.

         e. During the last five years, BKK Financial, Inc. was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

         f.       BKK Financial, Inc. is an Indiana Corporation.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         BKK Financial, Inc. has paid a total of approximately $256,920 for its investment in Limited Partnership Units, funds for which were provided from loans to the corporation from Barbara M. Nichols, a minority shareholder.

ITEM 4            PURPOSE OF TRANSACTION

         BKK Financial, Inc. has acquired its Units with an investment intent consistent with the Issuer's business plan.



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CUSIP NO.  (62942E308)                           Page 5 of 5 pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         BKK Financial, Inc. owns 1,879 Units, which represents approximately 5.2% of the outstanding units.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         BKK Financial, Inc. is owned 49% each by the majority age daughters of and 2% by the spouse of, Mr. J. D. Nichols, who is a general partner of NTS-Properties Associates V, the general partner of NTS Properties V.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 BKK Financial, Inc.

                                                 /s/ John W. Hampton
                                                 -------------------
                                                      John W. Hampton
                                                      Senior Vice President



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